Room 4561
Via fax (510) 668-3426

July 29, 2008

Robert Huang
Chief Executive Officer
Synnex Corporation
44201 Nobel Drive
Fremont, CA 94538

Re: **Synnex Corporation**
Form 10-K for the Fiscal Year Ended November 30, 2007
Filed February 13, 2008
Form 8-Ks Filed on May 16, 2008 and May 28, 2008
File no. 1-31892

Dear Mr. Huang:

We have reviewed your response to your letter dated June 27, 2008 in connection with the above referenced filings and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 30, 2008.

Form 8-Ks Filed on May 16, 2008 and May 28, 2008

1.   We note the portion of your response to prior comment 5 where you discuss your analysis of the contingent interest feature. Your analysis indicates that you believe the feature contains two elements, a contingent exercise provision and an increase in the interest rate. Please respond to the following:

   - Please explain in more detail how you believe the contingent interest feature contains a contingent exercise provision. In this regard, your disclosure does not appear to indicate that the Notes become convertible when the trading price of the bonds equals 120% or more of the principal amount of the notes.
   - Please clarify how you believe the contingent exercise feature is consistent with the recently ratified guidance in EITF 07-5. Please specifically address whether, and if so, how, the contingent interest feature has a contingent

exercise feature. Additionally, please tell us in detail how you evaluated the instrument's settlement provisions to arrive at the conclusion that the feature would be indexed to your own stock. Your response should clearly address whether you believe the instrument contains a leverage factor.

- Please clarify why you believe the contingent interest rate is appropriately analyzed under paragraph 61(a) of SFAS 133. In this regard, it does not appear that the contingent interest feature has an underlying that is an interest rate or interest rate index.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481 or Patrick Gilmore, Senior Staff Accountant, at (202) 551-3406, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 and David Orlic, Special Counsel at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Kathleen Collins
Accounting Branch Chief